Exhibit 99.3

Uppsala June 28, 2019

PRESS RELEASE

Oasmia announces change of CEO

Sven Rohmann, MD PhD MBA, has today been appointed as acting CEO of Oasmia Pharmaceutical AB. He assumes his new role July 1, 2019. Since March 2019 Sven Rohmann has been a member of the Board of Oasmia and since April he has been acting Chief Medical Officer (CMO). He has extensive experience from the pharmaceutical industry as CEO of German biotech companies and managerial positions within the industry leading companies Novartis and Merck-Serono. Present CEO, Mikael Asp will assume a position as CTO and remains part of Oasmia’s management team, being responsible for all technology and manufacturing activities of the company.

“With Sven we have an experienced CEO, who can lead the company through the critical phase of transitioning Oasmia from a technology platform based drug development company into a commercially active, fully integrated pharmaceutical company. The company still has challenges, linked to its past. This will be the job for the Board to sort out and correct. Sven’s focus will be forward looking and to create value out of the unique assets in Oasmia”, comments Jörgen Olsson, Chairman of the Board of Oasmia.

“I am excited to enter this role. In order to leverage the great potential of Oasmia’s technology platform XR17 and its first derived own oncology products, we will complement the management team with commercially critical know-how and expertise from Europe and the US. I am also happy that Mikael with his experience stays part of the leadership team”, says Sven Rohmann, appointed CEO of Oasmia.

About Sven Rohmann:

Sven Rohmann has been the CEO of the two German biotech companies, BioVisioN and Ganymed Pharmaceuticals. He has also held senior managerial positions within Novartis and Merck-Serono. He spent 10 years at Merck-Serono, which provided him with a strong foothold in the pharmaceutical industry. His career exposed him to pre-clinical, clinical development as well as marketing, business and corporate development. During his tenure at Merck-Serono he headed the establishment of Merck Oncology. Moreover, he has been the Chairman of the Board in Helix BioPharma Corp and ImVisioN and Chief Medical Officer (CMO) of two companies in Austria and USA.

Dr. Rohmann’s unique combination of scientific, pharma, biotech and venture knowledge, an extensive network of contacts among health care providers and research administrators, a thorough knowledge of global research & development as well as EMA/FDA regulatory policies, and a significant experience in M&A and partnering, makes him one of the leading experts in innovation management, value building & capturing.

For more information:

Investor Relations Oasmia

Phone: +46 79-100 11 05

E-mail: IR@oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:30 CEST on June 28, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).